Exhibit 4.10

Loan Contract

(Applicable to Working Capital Loans for Corporate Customers)

Contract No.: [6157186]

Borrower: Jiangxi Universe Pharmaceuticals Co., Ltd.

Lender: Bank of Beijing Co., Ltd. Nanchang Branch

Date of Execution: September 9, 2025

Pursuant to the Civil Code of the People’s Republic of China and other relevant laws and regulations, the parties hereto, through equal consultation and voluntary agreement, execute this Contract on the date stated on the cover page at the domicile of Bank of Beijing Co., Ltd. Nanchang Branch (hereinafter referred to as the “Lender” or “Bank of Beijing”) and agree to be bound hereby.

Borrower Information

●	Full Name: Jiangxi Daziran Pharmaceutical Co., Ltd.

●	Unified Social Credit Code: 913608217670218430

●	Business License No.: XXX

●	Legal Representative/Principal: Lai Gang

●	Mailing Address: No. 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an County, Ji’an City, Jiangxi Province

●	Tel: 0796-8403309

●	Postcode: 343100

●	Fax: 0796-8403309

●	Contact Person: Lai Gang

●	Position: General Manager

●	Mobile Phone: 13632301188

●	Email: 13632301188139.com

Lender Information

●	Full Name: Bank of Beijing Co., Ltd. Nanchang Branch

●	Legal Representative/Principal: Yang Yunguang

●	Mailing Address: No. 1115 Fenghuang Middle Avenue, Honggutan New District, Nanchang City, Jiangxi Province

●	Tel: 0791-86712703

●	Postcode: 330038

●	Fax: 0791-86712766

Part One: Contract Terms Schedule

A.	Associated Contract (if applicable)

This Contract is a specific business contract under the Comprehensive Credit Facility Contract (Contract No.: [6157083]) executed between the Creditor (Bank of Beijing Co., Ltd. Nanchang Branch) and the Debtor (Jiangxi Daziran Pharmaceutical Co., Ltd.).

B.	Loan Amount and Term

1.	Currency and Amount: RMB (in case of discrepancy between upper and lower cases, the upper case shall prevail):

○	Upper Case: RMB Eight Million Yuan Only

○	Lower Case: 8,000,000

2.	Loan Term: 1 year from the first drawdown date.

3.	Maturity Date: The date on which the loan term specified in Clause B.2 expires.

C.	Contract Interest Rate (Annual Rate, Calculated on Simple Interest Basis)

(Mark “√” for applicable items, “×” for inapplicable items)

1.	For RMB Loans:

○	(1) Fixed Rate: [70.0] basis points added to the 1-year/5-year+/(other) [XXX] (PBC LPR / Bank’s LPR) as of the business day preceding the drawdown date. This rate shall remain unchanged regardless of fluctuations in PBC LPR or Bank’s LPR.

○	(2) Floating Rate: [XXX] basis points added/subtracted from the 1-year/5-year+/(other) [XXX] (PBC LPR / Bank’s LPR) as of the business day preceding the drawdown date, subject to adjustment in accordance with Clause 2.4 hereof. Adjustment frequency:

Monthly on the first day / Monthly on the corresponding date / Quarterly on the first day / Quarterly on the corresponding date / Annually on the first day / Annually on the corresponding date / Fixed monthly date (specified date: [XXX] year [XXX] month [XXX] day) / Fixed quarterly date (specified date: [XXX] year [XXX] month [XXX] day) / Fixed semi-annual date (specified date: [XXX] year [XXX] month [XXX] day) / Fixed annual date (specified date: [XXX] year [XXX] month [XXX] day) / Immediate adjustment.

2.	For Foreign Currency Loans: The interest rate shall be determined by adding no less than [XXX] basis points to the “HIBOR (for Hong Kong Dollars) or LIBOR (for other foreign currencies)” for the corresponding term (based on the rate as of the second business day preceding the drawdown date), subject to adjustment in accordance with Clause 2.4 hereof. The specific rate shall be as stated in the Loan Note approved by Bank of Beijing.

D.	Drawdown Period, Disbursement of Loan Funds and Account Supervision

1.	Drawdown Period: [XXX] days from the date of execution of this Contract.

2.	Disbursement Method: As stated in the Loan Note approved by Bank of Beijing. For single disbursements exceeding RMB 10 million, the Lender’s entrusted payment method shall apply.

3.	Loan Disbursement Account: The loan funds shall be credited to the Borrower’s account with Bank of Beijing, Account No.: (subject to change with Bank of Beijing’s consent, and the new account number shall be specified in the Loan Note). The Borrower shall use this account for all outward payments of loan funds and accept supervision by Bank of Beijing.

4.	Funds Recovery Account: The Borrower’s account opened with Bank of Beijing Co., Ltd. Nanchang Xihu Sub-branch (Account No.: ; Account Name: Jiangxi Daziran Pharmaceutical Co., Ltd.) shall serve as the funds recovery account (subject to change with Bank of Beijing’s consent). The Borrower shall provide Bank of Beijing with funds recovery status and account transaction records of this account on a regular basis (i.e., at the end of each quarter) and cooperate with Bank of Beijing’s supervision and inspection.

5.	Account Supervision: Bank of Beijing shall inspect, supervise and manage the above accounts in accordance with the provisions of this Contract, the separate Account Supervision Agreement (if any) and other relevant agreements.

E.	Loan Purpose

For the Borrower’s business operations, including but not limited to procurement of goods.

F.	Principal Repayment Plan

The Borrower shall repay all principal on the maturity date. During the loan term, principal shall be repaid in installments as follows (specific repayment plan shall be as stated in the Loan Note approved by Bank of Beijing):

●	Repayment of the entire principal in one lump sum on the maturity date.

●	Equal monthly principal repayment, with principal due on the 21st day of each month.

●	Equal quarterly principal repayment, with principal due on the 21st day of the last month of each quarter.

●	Other installment plans: XXX.

G.	Interest Repayment Plan

The Borrower shall pay all interest on the maturity date. During the loan term, interest shall be paid in installments as follows:

●	Monthly fixed date (21st day of each month).

●	Quarterly fixed date (21st day of the last month of each quarter).

●	Other: XXX.

(Applicable only to foreign currency loans) Interest shall be paid once per month corresponding to the interest rate term specified in Clause C.2. The interest payment date shall be the day after the corresponding date of each month end starting from the drawdown date (or the last day of the month if there is no corresponding date).

M. Guarantee (see “Special Provisions” for other guarantees; subject to the guarantee documents)

●	Guaranty: Guarantors - Jiangxi Daziran Pharmaceutical Trading Co., Ltd. and Lai Gang.

●	Pledge: Pledger - XXX.

●	Mortgage: Mortgagor - XXX.

U. Attachments (Loan Note and the following attachments shall form an integral part of this Contract)

XXX.

W. Notarization for Enforcement

●	Complete the notarization for enforcement within [XXX] days from the date of execution of this Contract.

●	No notarization for enforcement is required for this Contract.

X. Special Provisions

XXX.

Part Two: General Terms and Conditions

1. Definitions and Interpretation

1.1 Unless otherwise specified herein, the following terms shall have the meanings set forth below:

●	This Contract: Collectively refers to the Contract Terms Schedule, General Terms and Conditions, Loan Note signed by the Borrower and approved by Bank of Beijing, attachments hereto, and other documents legally defining the rights and obligations of the parties (including but not limited to supplementary agreements and letters of commitment); unless otherwise stated, it refers only to the provisions of the Contract Terms Schedule and General Terms and Conditions.

●	PBC Loan Prime Rate (PBC LPR): A benchmark lending reference rate calculated and published by the National Interbank Funding Center authorized by the People’s Bank of China, quoted by representative banks based on their lending rates to prime customers plus open market operation rates. If PBC LPR for the corresponding term is not published by the National Interbank Funding Center on the business day preceding the drawdown date/adjustment date, the rate published on the previous business day shall apply, and so on. If PBC LPR is abolished, the rate determined and published by Bank of Beijing in accordance with law shall prevail.

●	Bank’s Loan Prime Rate (Bank’s LPR): The loan prime rate independently quoted and published by Bank of Beijing Co., Ltd. If Bank’s LPR for the corresponding term is not published by Bank of Beijing Co., Ltd. on the business day preceding the drawdown date/adjustment date, the rate published on the previous business day shall apply, and so on.

●	LIBOR (HIBOR): The London (Hong Kong) Interbank Offered Rate published on the relevant pages of authoritative financial telecommunications systems such as REUTERS or BLOOMBERG around 11:00 a.m. London (Hong Kong) time on the relevant day. If no such rate is available on the day, the most recent available rate shall apply.

●	Entrusted Payment: The Lender pays the loan funds to the Borrower’s counterparty for the purpose specified herein through the Borrower’s account in accordance with the Borrower’s drawdown application and payment authorization.

●	Independent Payment: After the Lender disburses the loan funds to the Borrower’s account in accordance with the Borrower’s drawdown application, the Borrower independently pays the funds to its counterparty for the purpose specified herein.

●	Guarantee Documents: Any guarantee contracts, guarantee clauses, letters of guarantee and other documents and commitments signed or consented to by the guarantor to establish the guarantee.

●	Actual Controller: A natural person who is the controlling shareholder of the Borrower/Guarantor, or who can actually control the actions of the Borrower/Guarantor through investment relations, agreements or other arrangements.

●	Loss of Contact: Bank of Beijing is unable to contact the relevant party after making reasonable efforts through the contact information specified at the beginning of this Contract.

●	Laws and Regulations: Laws, administrative regulations and judicial interpretations of the Supreme People’s Court applicable in the mainland of the People’s Republic of China (excluding Hong Kong, Macao and Taiwan regions).

●	Financial Rules: Rules, regulations and orders issued by banking regulatory authorities, the People’s Bank of China and foreign exchange control departments.

●	Business Day: Any day on which Bank of Beijing conducts general corporate banking business, excluding legal holidays, Saturdays and Sundays, but including Saturdays and Sundays on which the government temporarily requires the public to work.

●	Corresponding Date: For monthly corresponding date - the corresponding date of the drawdown date in each month (or the last day of the month if there is no corresponding date); for quarterly corresponding date - the corresponding date of the drawdown date in the last month of each quarter (or the last day of the month if there is no corresponding date); for annual corresponding date - the corresponding date of the drawdown date in each year (or the last day of the month if there is no corresponding date).

●	Fixed Date: For fixed monthly date - the corresponding date of the specified date in each month (or the last day of the month if there is no corresponding date); for fixed quarterly date - the corresponding date of the specified date every three months (or the last day of the month if there is no corresponding date); for fixed semi-annual date - the corresponding date of the specified date every six months (or the last day of the month if there is no corresponding date); for fixed annual date - the corresponding date of the specified date every twelve months (or the last day of the month if there is no corresponding date).

1.2 The above definitions shall apply to all documents executed under or in connection with this Contract unless otherwise specified in such documents.

1.3 The clauses in the Contract Terms Schedule are arranged in the order of the given serial numbers, not in the natural order of English letters.

2.	Loan Provisions

2.1 The currency, amount and term of the loan under this Contract are specified in Clause B hereof. The amount and date of each drawdown shall be as stated in the Loan Note approved by Bank of Beijing.

2.2 The Borrower may apply for drawdown within the drawdown period specified in Clause D hereof. Unused loan funds after the expiration of the drawdown period shall be automatically cancelled and shall not be available for drawdown. The Borrower must meet all the following conditions when applying for each drawdown:

(1)	The guarantee documents for the guarantee specified herein have been executed and become effective, and all necessary formalities such as delivery, registration (i.e., registration with the corresponding legal registration authority for real estate mortgage (if any), chattel mortgage (if any), pledge of rights (if any), etc.) have been completed. If the guarantor is a legal person or unincorporated organization, the Borrower has provided Bank of Beijing with the internal effective resolution or approval of the guarantor 同意 ing to provide the guarantee (excluding entities not required to provide internal resolutions in accordance with laws and regulations, such as financial institutions issuing letters of guarantee or guarantee companies providing guarantees). If the guarantor is a listed company/a publicly disclosed controlling subsidiary of a listed company/a company whose shares are traded on other national securities exchanges approved by the State Council, the resolution shall also be publicly disclosed in accordance with laws and regulations.

(2)	The Borrower has completed relevant formalities reasonably required by Bank of Beijing, such as account opening, and has provided Bank of Beijing with documents and relevant certificates reasonably explaining the specific use of funds and fund flow arrangements, which have been approved by Bank of Beijing. If this Contract is a credit facility under the Comprehensive Credit Facility Contract specified in Clause A hereof, there shall be sufficient available credit limit for the Borrower under such Comprehensive Credit Facility Contract.

(3)	The Borrower has not committed any breach of contract under this Contract, and the guarantor has not committed any breach of contract under the guarantee documents.

(4)	The applicable laws and regulations, financial rules, national credit policies and credit quota management requirements as of the drawdown date do not have a material adverse impact on the performance of this Contract by either party, nor do they prohibit or restrict the disbursement or drawdown of the loan under this Contract.

(5)	Other conditions specified herein and required by laws, regulations and financial rules.

2.3 The Borrower agrees that Bank of Beijing shall have the right to adjust (increase or decrease) the entire or part of the unused loan limit or shorten the drawdown period if any of the following events occurs: (1) The Borrower or its guarantor commits a breach of contract under this Contract, the Comprehensive Credit Facility Contract or the guarantee documents; (2) The financial or operating conditions of the Borrower undergo a material adverse change; (3) The state or financial regulatory authorities adjust credit policies or other relevant policies, a material financial risk occurs or is imminent in the region where the Borrower is located, or a material adverse change occurs in the market related to the Borrower’s business, which Bank of Beijing reasonably believes has a material impact on the performance of this Contract; or (4) Other events specified in this Contract, the Comprehensive Credit Facility Contract or the guarantee documents.

Unless otherwise agreed by both parties, the Borrower shall go through the following procedures and meet the following requirements for each use of the loan: (1) The Borrower shall submit an application to Bank of Beijing in advance, specifying the amount, purpose and term of the loan to be applied for under this Contract, filling in other necessary contents, and submitting documents and materials required by Bank of Beijing’s business system; (2) Bank of Beijing shall review the application in accordance with the applicable business management systems, credit review requirements and this Contract; (3) If Bank of Beijing approves the application, it shall process the relevant business formalities in accordance with the agreement and deduct the used loan limit from the available limit under this Contract; if Bank of Beijing disapproves the application, it shall notify the Borrower.

2.4 Upon the Borrower meeting the drawdown conditions and Bank of Beijing’s approval, Bank of Beijing shall disburse the full amount of the loan within 3 business days. Once the loan funds are credited to the Borrower’s account, they shall be deemed to have been drawn down and used by the Borrower, and the date of credit shall be the drawdown date, from which interest shall accrue at the contract interest rate on a simple interest basis (calculated on a daily basis). For RMB loans drawn down in installments, the contract interest rate for each drawdown shall be determined based on the PBC LPR or Bank’s LPR as of the business day preceding the drawdown date and the basis points added or subtracted as specified in Clause C.1 hereof.

For loan funds subject to Bank of Beijing’s entrusted payment: (i) The Borrower shall submit complete relevant transaction documents (including but not limited to transaction documents or vouchers with clear transaction parties, complete signatures and seals, and standardized filling) such as commercial contracts at least 3 business days in advance (or within other periods reasonably required by Bank of Beijing). Bank of Beijing shall review whether the above documents comply with the provisions of this Contract before disbursing the loan funds. Upon approval, Bank of Beijing shall pay the loan funds to the Borrower’s counterparty through the Borrower’s account (without requiring the Borrower to provide additional settlement vouchers for the transfer) and keep records. The time when the loan funds arrive at the counterparty’s account shall be determined with reference to the arrival time of remittance settlement methods and shall be subject to the opening hours of relevant systems. Handling fees shall be deducted by Bank of Beijing from the Borrower’s account on a per-transaction or aggregate basis at the then applicable fee standards when making the payment (the Borrower may also pay the fees in advance voluntarily); (ii) The Borrower shall be liable for any delay in loan disbursement or entrusted payment caused by incomplete, unqualified, untimely submission of documents by the Borrower or reasonable doubts about the documents; (iii) If the funds fail to be paid out in a timely manner after being credited to the Borrower’s account or fail to reach the counterparty’s account in a timely manner due to reasons such as abnormal status of the Borrower’s account, incomplete or inaccurate account information of the counterparty provided by the Borrower, abnormal status of the counterparty’s account, interbank payment system or clearing system failures, or other reasons not attributable to Bank of Beijing, the resulting handling fees, loan interest, and other losses and delays shall be borne by the Borrower. However, Bank of Beijing shall make reasonable efforts to continue processing the payment to the counterparty’s account or retain the funds in the Borrower’s account/suspense account and notify the Borrower to complete the relevant formalities.

For loan funds subject to the Borrower’s independent payment: The Borrower shall provide Bank of Beijing with a plan for the use of loan funds in a timely manner as required by Bank of Beijing, and submit a summary report on fund payments to Bank of Beijing by the 10th day of each month after the loan disbursement. Bank of Beijing shall have the right to verify whether the payment of loan funds complies with the provisions of this Contract by means of account analysis, inspection of fund transfer vouchers or on-site investigations, and the Borrower shall cooperate.

For loan funds subject to Bank of Beijing’s entrusted payment or supervision: Before the full repayment of the debts under this Contract, Bank of Beijing shall have the right to monitor the use of the relevant accounts and funds therein by means of refusing to issue checks, not handling interbank deposits and withdrawals, or not opening online banking or telephone banking services.

During the loan payment process, if Bank of Beijing determines that the Borrower’s credit status has deteriorated, the profitability of its main business is weak, or the use of loan funds is abnormal, Bank of Beijing shall have the right to require a change in the loan fund payment method, and the Borrower shall accept and cooperate.

2.5 If the contract interest rate for the loan under this Contract is a floating rate or the loan is a foreign currency loan, the specific adjustment method shall be: (i) For RMB loans with a floating rate, the interest rate shall be automatically adjusted on the corresponding date in accordance with the adjustment frequency specified in Clause C.1 hereof, based on the PBC LPR or Bank’s LPR as of the business day preceding the corresponding date and the basis points added or subtracted as specified in Clause C.1 hereof (1 basis point = 0.01%), and interest shall be calculated separately for each period; (ii) For foreign currency loans, the contract interest rate applicable during each interest period (calculated on an actual/360 basis for RMB and other foreign currencies, actual/365 basis for Hong Kong Dollars) shall be the LIBOR (HIBOR) rate for the corresponding currency and term as of the second business day preceding the start date of the interest period (annual rate in percentage) plus the number of basis points specified in Clause C.2 hereof (1 basis point = 0.01%); the above automatic adjustments shall not be deemed as modifications to this Contract. When converting the annual interest rate to a daily interest rate, the Hong Kong Dollar rate shall be calculated based on 365 days a year, and the RMB and other foreign currency rates shall be calculated based on 360 days a year.

2.6 The Borrower warrants that the loan shall be used for the purposes specified in Clause E hereof and that such purposes comply with the provisions of laws, regulations and financial rules. The Borrower covenants that it will not use the loan for fixed asset investment, equity investment, real estate investment, or other prohibited fields or purposes, nor for other projects or businesses for which commercial bank loans are prohibited by laws, regulations or financial rules. Any change in the loan purpose shall require the prior written consent of Bank of Beijing. The Borrower warrants that all transaction documents and counterparty information provided to Bank of Beijing are true, accurate, complete, legal and valid, and comply with the agreed purposes herein.

2.7 The Borrower shall repay the loan principal in accordance with the provisions of Clause F hereof and pay the loan interest in a timely manner in accordance with the provisions of Clause G hereof. Each interest payment period shall be from one interest payment date (inclusive) to the next interest payment date (exclusive) (the first interest payment period shall start from the drawdown date, and the last interest payment period shall end on the maturity date of the loan principal). All accrued interest on the repaid principal shall be settled when each installment of principal is repaid, and all principal, interest and other payables shall be settled on the maturity date. If the interest payment date falls on a non-business day, the Borrower shall deposit sufficient funds in the designated account in advance for Bank of Beijing to deduct on that day or the first subsequent business day, and interest shall continue to accrue at the contract interest rate on a simple interest basis during the extension period.

2.8 To ensure the timely repayment of relevant payables, the Borrower shall open and maintain the relevant accounts specified herein with Bank of Beijing (which shall continue to apply after any account number change) and deposit sufficient funds in the designated account in a timely manner for Bank of Beijing to deduct. The Borrower may also repay the loan by directly transferring funds to Bank of Beijing’s account and shall promptly notify Bank of Beijing of the loan disbursement business number corresponding to the repayment. Bank of Beijing may directly deduct any matured payables of the Borrower from any account opened by the Borrower within the Bank of Beijing Co., Ltd. system and notify the Borrower by means of account statements or other forms after the deduction.

2.9 Bank of Beijing’s internal accounting vouchers shall be valid evidence of the loan disbursement and the repayment of principal and interest under this Contract, unless there is conclusive and sufficient contrary evidence.

3. Early Repayment and Extension

3.1 The Borrower shall not voluntarily repay the loan in advance during the drawdown period. After the drawdown period, if the Borrower wishes to repay the loan in advance, it shall obtain the mutual consent of both parties. The Borrower shall submit an irrevocable written application to Bank of Beijing 30 days in advance, specifying the amount of principal to be repaid in advance and the repayment plan for the remaining principal. Upon Bank of Beijing’s written approval, the Borrower shall execute the early repayment on the scheduled early repayment date, settle all accrued interest on the principal to be repaid in advance and other matured payables in accordance with Bank of Beijing’s requirements, and repay the remaining principal (if any) in accordance with the new repayment plan approved by Bank of Beijing (the last repayment date shall not be later than the latest maturity date). If the Borrower fails to submit a new repayment plan or the parties fail to reach an agreement thereon, the repayment shall be made in reverse order (i.e., the funds repaid in advance shall first be used to repay the latest matured obligations). The contract interest rate shall not be adjusted due to early repayment or the new repayment plan.

3.2 If the Borrower needs to extend the loan term, it shall submit a written extension application to Bank of Beijing at least 30 days before the maturity date, explaining the reason for the extension and making arrangements for the repayment funds after the extension. Upon Bank of Beijing’s approval and the Borrower meeting the relevant conditions required by Bank of Beijing, the parties shall sign an extension agreement and complete the extension formalities in accordance with the agreement. If Bank of Beijing disapproves the extension or the parties fail to sign the extension agreement, the Borrower shall still repay the loan in accordance with the original term specified herein.

3.3 During the loan term, Bank of Beijing shall have the right to require the Borrower to repay the loan in advance based on the Borrower’s funds recovery status (including but not limited to the early recovery of funds intended for repayment, sufficient available working capital of the Borrower after early repayment to meet normal capital needs, etc.). Upon the service of Bank of Beijing’s early repayment notice on the Borrower, the relevant loan principal and interest shall become due on the early repayment date specified by Bank of Beijing, and the Borrower shall repay the same in a timely manner as required.

4.	Representations and Warranties

4.1 Each party represents and warrants to the other party that: (1) It has the qualification and capacity to enter into and perform this Contract, and the person signing this Contract on its behalf has obtained sufficient authorization to do so; (2) The entry into and performance of this Contract do not violate its articles of association or other organizational documents, laws, regulations, financial rules or other legal documents binding on it, and it has obtained all necessary internal and external authorizations, approvals and filings to ensure that this Contract is legally binding on it and enforceable in accordance with law.

4.2 The Borrower represents and warrants that it will perform the following obligations before the full performance of this Contract:

(1)	It will maintain its legal existence, maintain a good credit status with no material adverse records, and truthfully and completely provide Bank of Beijing with its financial and operating conditions and other important information related to this Contract before signing this Contract and each application for drawdown.

(2)	It has sufficient and legal repayment sources matching the repayment plan and sufficient solvency.

(3)	Its production and operation are in compliance with laws and regulations, and it will comply with and meet the environmental, social and governance (ESG) requirements specified by laws, regulations and other normative documents, as well as environmental protection standards, tax payment regulations and other requirements. It will obtain necessary approvals and licenses in a timely and legal manner. If the Borrower or its investment projects involve material ESG risks, the Borrower shall submit an ESG risk report, strengthen ESG risk management and avoid material risk hazards.

(4)	It will promptly provide Bank of Beijing with complete, true and effective materials, accept and actively cooperate with Bank of Beijing’s inspections and supervision of its financial conditions, operating conditions and the payment and use of loan funds under this Contract, including but not limited to: (i) Reasonably explaining the fund flow of each loan under this Contract, providing relevant payment vouchers and supporting documents to prove compliance with the agreed purposes herein; (ii) Providing Bank of Beijing with its audited complete financial statements (including notes) and audit report for the previous year by the end of April each year, and providing Bank of Beijing with copies of the balance sheet, income statement, cash flow statement and other financial statements as of the end of the previous quarter in the first month of each quarter (providing audited complete financial statements and audit reports if available); and (iii) Providing other information and materials reasonably required by Bank of Beijing.

(5)	It will abide by the principle of good faith, and all application materials, financial statements and other information provided to Bank of Beijing are true, accurate, complete, legal and valid, without any fraud, material omission or material misrepresentation.

(6)	If it intends to conduct mergers, divisions, reduction of registered capital, apply for suspension of business for rectification/receivership/dissolution/bankruptcy or other events affecting its existence or continuous operation, or conduct major events such as equity transfer, external investment, or substantial increase in debt financing, it shall notify Bank of Beijing in writing at least 30 days in advance and obtain Bank of Beijing’s written consent. If a third party applies for or an administrative/judicial authority orders the Borrower to suspend business for rectification/receivership/dissolution/bankruptcy, or suspend or revoke the business license for its main business or major businesses, the Borrower shall notify Bank of Beijing in writing as soon as possible (no later than 3 business days after learning of such event) and take timely remedial measures.

(7)	It will notify Bank of Beijing in writing as soon as possible (no later than 5 business days) of any changes to its industrial and commercial registration/filing information, actual controller, top ten shareholders, directors, financial responsible persons or contact address.

(8)	If it provides guarantees to third parties (or enters into arrangements with guarantee effects such as debt assumption), or enters into major transactions with third parties that may reduce its solvency, such as partnership/contractual operation, waiver of major claims, acquisition and restructuring, transfer of main business, or if any major adverse event affecting its solvency occurs, it shall promptly notify Bank of Beijing in writing and obtain Bank of Beijing’s prior written consent, unless such events do not have a material adverse impact on its ability to perform this Contract and the total amount of such major transactions or guarantees does not exceed 30% of its total assets or 50% of its net assets.

(9)	It will promptly notify Bank of Beijing in writing of related party transactions whose total amount accounts for 10% or more of its net assets (related parties and related party transactions shall be identified in accordance with the Chinese Accounting Standards or International Accounting Standards applicable to the Borrower), including: the relationship between the transaction parties, the subject matter and nature of the transaction, the amount or proportion of the transaction, pricing policies (including transactions with no amount or nominal amount), etc. The Borrower shall not engage in related party transactions or other improper transactions such as withdrawal of registered capital, fabrication of transactions to obtain bank funds or credit facilities, evasion of debts by transferring assets, which seriously damage its solvency, or money laundering.

(10)	It will maintain relevant financial indicators (calculated in accordance with the Chinese Accounting Standards or International Accounting Standards applicable to the Borrower) within the scope required by relevant laws, regulations, financial rules and Bank of Beijing.

(11)	If the after-tax net profit for the accounting year is zero or negative, or insufficient to cover the accumulated losses of previous accounting years, or if the pre-tax profit is insufficient to repay the principal and interest of the next installment of the loan, it will not distribute dividends or bonuses to shareholders in any form.

(12)	It will provide the guarantee specified herein to Bank of Beijing no later than the first drawdown date, as detailed in the guarantee documents. The Borrower warrants that the pledge rate and mortgage rate under the guarantee documents will be maintained within the scope specified therein (if any). The Borrower covenants that it fully understands and accepts the terms and contents of the relevant guarantee documents, and warrants that all guarantees provided to Bank of Beijing based on the relevant guarantee documents are legally valid and enforceable in accordance with law.

5. Taxes and Fees

All amounts under this Contract are inclusive of tax, and the applicable tax rate shall be in accordance with the provisions of laws and regulations. Each party shall bear the stamp duty, taxes and administrative fees levied by the government or authorities exercising administrative functions that it is obligated to pay under this Contract. For other fees such as notarization fees, guarantee fees, insurance fees, and evaluation fees (if any), they shall be borne in accordance with the provisions of laws and regulations; in the absence of such provisions, they shall be borne by both parties through negotiation.

6. Default Events and Remedies

6.1 The occurrence of any of the following events shall constitute a default event by the Borrower:

(1)	The Borrower fails to use the loan for the agreed purposes, or fails to use or pay the loan funds in the agreed manner (or evades the express provisions herein regarding Bank of Beijing’s entrusted payment by splitting the amount), or fails to pay interest, principal or other payables in full and on time.

(2)	The Borrower breaches any of the representations and warranties set forth in Clause 4 hereof.

(3)	Any document, information or material statement provided by the Borrower in connection with the loan application or drawdown is proven to be untrue, fraudulent, materially incomplete or materially misleading, or the Borrower fails to, or explicitly states or indicates by its conduct that it will not fully and properly perform its representations, warranties, obligations or liabilities under this Contract.

(4)	Any guarantor fails to fully and properly perform its representations, warranties, obligations or liabilities under the guarantee documents, or any other default event occurs under the guarantee documents, or the mortgaged property/pledge (if any) is damaged, destroyed, transferred in ownership, detained by any other third party, seized/frozen/attached or enforced, or a right of residence is established on the mortgaged property (if any) without Bank of Beijing’s prior written consent, or the guarantee documents or Bank of Beijing’s security interest is deemed invalid, revoked or terminated without Bank of Beijing’s written consent.

(5)	The Borrower fails to perform any material credit financing, guarantee, compensation or other debt obligations when due, or its business license for main business or major businesses is suspended or revoked, or it enters into procedures such as suspension of business for rectification/receivership/dissolution/declaration of bankruptcy.

(6)	The Borrower’s financial or operating conditions undergo a material adverse change, or it incurs adverse credit records, or its credit status deteriorates, or it is involved in disputes or administrative penalties that have a material adverse impact on its solvency or the performance of this Contract, or any other event that has a serious adverse impact on Bank of Beijing’s claims or security interests occurs.

(7)	The legal representative/principal/actual controller of the Borrower/guarantor, etc. is lost contact.

6.2 If the Borrower fails to repay any matured principal (including principal declared due in advance by Bank of Beijing) and other payables in full and on time, it shall pay default interest on the outstanding principal and other payables at a rate 50% higher than the applicable contract interest rate (default interest rate) on a daily basis. For any unpaid interest, compound interest shall be calculated at the default interest rate specified herein until the principal and interest are fully repaid. If the Borrower uses the loan for purposes other than those agreed herein or in violation of the provisions of laws, regulations or financial rules, it shall immediately repay the principal and interest of the loan used in breach of contract and pay default interest on such principal at a rate 100% higher than the applicable contract interest rate (misappropriation interest rate) on a daily basis. For any unpaid interest during the period of such breach, compound interest shall be calculated at the misappropriation interest rate specified herein until the principal and interest are fully repaid. If the loan is both misused and overdue, the misappropriation interest rate shall apply to the calculation of default interest and compound interest. The collection of default interest and compound interest in accordance with the above provisions shall not prejudice any other remedy rights of Bank of Beijing.

6.3 Upon the occurrence of a default event by the Borrower, Bank of Beijing shall have the right to exercise remedy rights in accordance with the provisions herein and/or laws, regulations and financial rules, including but not limited to requiring the Borrower to remedy the default, changing the method of using or paying the loan funds, suspending the disbursement of the loan, collecting default interest and compound interest, exercising security interests and liens in accordance with law, declaring all or part of the debts under this Contract immediately due, conducting public collection, claiming compensation for losses, and requiring the Borrower to reimburse all expenses incurred by Bank of Beijing in realizing its claims and security interests (including but not limited to litigation/arbitration fees, disposal fees such as evaluation/appraisal/auction fees, attorney fees, investigation and evidence collection fees, travel expenses and other reasonable expenses).

6.4 If the currency of the funds recovered by Bank of Beijing through the exercise of its rights is different from the currency of the Borrower’s outstanding obligations, the funds shall be converted in accordance with the exchange rate published by Bank of Beijing for selling the outstanding currency and buying the recovered currency to repay Bank of Beijing’s claims. Any exchange rate loss and currency conversion fees arising therefrom shall be borne by the Borrower, and the Borrower shall cooperate with the currency conversion procedures.

6.5 The funds recovered by Bank of Beijing through the exercise of its rights shall be used to repay its claims in the following order: (1) Expenses for realizing the claims and security interests and other fees to be borne by the Borrower; (2) Damages, compensation and liquidated damages; (3) Default interest and compound interest; (4) Loan interest; (5) Loan principal; (6) Other payables. However, Bank of Beijing may change the above repayment order. If the Borrower has multiple matured payables, the repayment order shall be determined by Bank of Beijing.

6.6 If a party suffers from force majeure and provides the other party with a certificate issued by a competent authority within 5 business days after the occurrence of the force majeure event, it may be exempted from corresponding liability for breach of contract in accordance with law. For the avoidance of doubt, the parties confirm that the Borrower may be exempted from corresponding liability for breach of contract in accordance with law after the occurrence of force majeure, but shall still be obligated to repay the drawn-down principal, loan interest calculated at the contract interest rate on a simple interest basis, and expenses for realizing the claims and security interests.

7. Notarization for Enforcement

7.1 If Clause W hereof requires notarization for enforcement, the Borrower shall complete the notarization formalities with a notary public recognized by Bank of Beijing within the period specified herein. The parties agree to have this Contract notarized as an enforceable creditor’s right document, and fully understand the meaning, content, procedure and effect of such notarization. The parties agree that this Contract shall be enforceable upon notarization. If Bank of Beijing fails to fully realize its rights and interests under this Contract and/or the guarantee documents in a timely manner, or if the Borrower/guarantor commits a default event under this Contract and/or the guarantee documents, Bank of Beijing shall have the right to directly apply for an enforcement certificate with this Contract and/or the guarantee documents, records of the Borrower’s performance issued by Bank of Beijing, and the notarial certificate, and apply to a competent people’s court for enforcement to realize its rights and interests under this Contract and/or the guarantee documents. The Borrower hereby specially covenants to voluntarily waive the right to defend and accept enforcement unconditionally.

7.2 The parties agree that the notary public shall have the right to verify whether the Borrower has repaid the debts to Bank of Beijing in full and on time by any of the following methods: mail, telephone, fax, email, etc. The notary public shall have the right to verify the information with the Borrower by using the contact person’s name, reserved telephone number, reserved fax number, reserved mailing address and reserved email address specified herein. The Borrower agrees that the notary public may issue an enforcement certificate based solely on the supporting materials provided by Bank of Beijing in any of the following circumstances: (1) The notary public is unable to contact the reserved contact person of the Borrower through the contact information specified herein; (2) The Borrower objects to the supporting materials provided by Bank of Beijing but fails to provide sufficient contrary evidence within 3 days after receiving the notice from the notary public; (3) The Borrower has no objection to the supporting materials provided by Bank of Beijing.

8. Governing Law and Dispute Resolution

8.1 This Contract shall be governed by the laws of the People’s Republic of China. All disputes arising out of or in connection with this Contract shall first be resolved through friendly negotiation. If negotiation fails, the dispute shall be submitted to the people’s court with jurisdiction at the place where this Contract is executed for litigation.

8.2 If the guarantee documents have explicit written provisions on the governing law and dispute resolution for the matters thereunder and Bank of Beijing initiates litigation only against the guarantor, such provisions shall apply. In the absence of explicit written provisions, ambiguous provisions, provisions deemed invalid/revoked in accordance with law, or if Bank of Beijing initiates litigation against both the Borrower and the guarantor, the provisions of this Contract shall apply.

9. Assignment

The Borrower shall not assign any of its rights, obligations or liabilities under this Contract to any other party, or create any security interest or trust over its rights, without the prior written consent of Bank of Beijing. Bank of Beijing shall have the right to unilaterally assign its rights and interests under this Contract and the relevant guarantee documents to any other party (including but not limited to conducting non-performing asset transfer), use them as investment assets for trusts, create security interests and/or establish trusts, or carry out asset securitization, without the need to obtain the Borrower’s prior consent. Bank of Beijing may notify the Borrower by means of public announcement (not deemed a breach of confidentiality obligation) or written notice. The Borrower shall continue to perform its obligations under this Contract to Bank of Beijing, its assignees and beneficiaries in accordance with the provisions herein.

10. General Provisions

10.1 This Contract is a specific business contract under the associated contract specified in Clause A hereof (if any). Matters not covered herein shall be governed by the provisions of the associated contract. In case of any inconsistency between this Contract and the associated contract, this Contract shall prevail. In case of any inconsistency between the special provisions in Clause X hereof and other clauses in the main text of this Contract, the special provisions shall prevail. Unless otherwise explicitly agreed in writing, in case of any inconsistency between the attachments hereto and the main text, the main text of this Contract shall prevail.

10.2 Any notice or document sent by either party under this Contract shall be deemed delivered as follows: (i) If delivered in person or by authorized agent, the date of receipt by the notified party or its legal representative, principal, actual controller, major shareholders or authorized recipient; (ii) If sent by express mail or registered mail (including urban and suburban areas), the 3rd day after the date of posting; (iii) If sent by other postal methods, the 7th day after the date of posting; (iv) If sent by electronic means such as fax, short message or email, the date on which the information enters the electronic system specified at the beginning of this Contract (such as fax number, mobile phone number, telephone number, email address), or the date on which the sender receives confirmation that the information failed to enter the above electronic system. If there is any inconsistency between the delivery date determined in accordance with the above provisions and the actual receipt date or formal signature date of the notified party, the earlier date shall prevail. For the avoidance of doubt, the parties confirm that documents required by Bank of Beijing to be delivered in person by the Borrower shall be submitted directly to the authorized agent of Bank of Beijing by a special person appointed by the Borrower. Bank of Beijing shall have the right to deliver notices or documents to the Borrower by means of official announcement (including but not limited to official website, online banking, mobile banking, official WeChat public account, etc.), and the date of publication shall be the date of delivery. Either party shall promptly notify the other party in writing of any change to its contact information; otherwise, the other party shall have the right to regard the contact information before the change as valid.

10.3 The Borrower hereby irrevocably covenants that the contact person, mailing address, postcode, telephone number, fax number, email address and other contact information specified at the beginning of this Contract are all valid (including but not limited to receiving various notices, agreements and other documents, as well as relevant documents and legal instruments in case of disputes under this Contract, including first-instance, second-instance, retrial and execution procedures in arbitration or civil litigation). The Borrower agrees that people’s courts, arbitration institutions, notary publics, etc. may directly use the above contact information as the confirmed valid delivery address for legal instruments and notarial documents. Relevant notices, documents, legal instruments, notarial documents, etc. may be delivered in accordance with the methods specified in Clause 10.2 hereof. The Borrower shall notify Bank of Beijing in writing at least 3 business days in advance of any change to its delivery address. During arbitration or civil litigation, the Borrower shall notify the notary public, arbitration institution and people’s court of any change to its delivery address. Failure to perform the notification obligation in accordance with the above provisions shall not affect the validity of the delivery address specified and confirmed by the Borrower at the beginning of this Contract. If the delivery address provided or confirmed by the Borrower is inaccurate, the Borrower fails to notify Bank of Beijing, the notary public, the people’s court or the arbitration institution of the change of delivery address at least 3 business days in advance, or the Borrower or its designated recipient refuses to sign for the delivery, resulting in the failure to deliver or the Borrower’s failure to actually receive the notices or relevant legal instruments sent by Bank of Beijing, the people’s court, the arbitration institution or the notary public by mail, the date of return of the documents or the date recorded in the delivery receipt shall be deemed the date of delivery. If there is any inconsistency between the delivery date determined in accordance with the above provisions and the actual receipt date or formal signature date of the parties, the earlier date shall prevail. For personal delivery, the date on which the deliverer records the situation on the delivery receipt on the spot shall be deemed the date of delivery. If the notification obligation for the change of delivery address is performed, the changed delivery address shall be the valid delivery address. For the delivery address confirmed by the Borrower at the beginning of this Contract, the people’s court or arbitration institution may directly deliver documents by mail. Even if the party fails to directly receive the documents sent by mail by the people’s court or arbitration institution, such delivery shall be deemed effective in accordance with the above covenant. The Borrower shall bear all possible legal consequences from the date of delivery or deemed delivery when receiving letters sent by Bank of Beijing, legal instruments sent by the people’s court or arbitration institution, or notarial documents sent by the notary public through any delivery method or in any document format, regardless of whether the Borrower actually receives them directly. At the time of signing this Contract, the Borrower has fully understood the provisions regarding the delivery address and is willing to bear the legal consequences arising from the delivery by the people’s court, arbitration institution or notary public to the above delivery address, recipient or authorized recipient. The Borrower shall not raise any objection to any clause related to delivery on the grounds of material misunderstanding, unconscionability, etc.

10.4 The Borrower agrees and authorizes Bank of Beijing Co., Ltd. and its branches to collect, inquire about, understand, analyze, print, store and use the Borrower’s credit information, loan information, loan-related transaction information, guarantee information, guarantee property (including but not limited to mortgaged property, pledged property, etc.) and other assets, provident fund payment, social security payment, tax payment, consumption and liability information from the People’s Bank of China Credit Reference Center, other legally established information databases approved by the government, legally established credit bureaus, and qualified institutions or units (including but not limited to public security organs, people’s courts, industrial and commercial administrations, property registration authorities, regulatory authorities, and relevant institutions that can provide real estate/provident fund/social security/tax/credit data) in the process of providing financial products and services to the Borrower. Bank of Beijing Co., Ltd. and its branches shall have the right to input, provide and report the above information and other information provided by the Borrower to the above databases, credit bureaus, and qualified institutions or units (including but not limited to credit bureaus, public security organs, people’s courts, industrial and commercial administrations, property registration authorities, regulatory authorities, and relevant institutions that can provide real estate/provident fund/social security/tax/credit data) for inquiry and use by qualified institutions or units/individuals.

At the same time, Bank of Beijing Co., Ltd. and its branches shall have the right to provide the above information about the Borrower and other information provided by the Borrower to third parties in the event of assigning the rights and interests under the business conducted with the Borrower to other parties (including but not limited to conducting non-performing asset transfer), using them as investment assets for trusts, creating security interests or establishing trusts, carrying out asset securitization, outsourcing financial services, or collecting overdue debts. Bank of Beijing Co., Ltd. and its branches shall also have the right to provide relevant information to relevant regulatory, judicial and administrative departments in accordance with the requirements of laws, regulations and regulatory authorities.

10.5 Unless otherwise agreed herein, each party shall be obligated to keep confidential all trade secrets of the other party and other undisclosed information explicitly required to be kept confidential obtained in the process of negotiating and performing this Contract, and shall not disclose such information to any third party without the other party’s written consent until such information loses its confidentiality. However, disclosure in accordance with the requirements of laws and regulations, competent authorities, regulatory authorities or the stock exchange on which it is listed, or reasonable disclosure to its auditors, financial advisors, legal counsel or other intermediary institutions for the purpose of performing this Contract (provided that such party shall require the above institutions and individuals to assume confidentiality obligations) shall not be deemed a breach of the confidentiality obligation.

10.6 The validity of this Contract shall be independent of the guarantee documents, the associated contract (if any) and any other contracts/agreements/commitments, and shall not be affected by the validity or enforceability of the above documents. If any clause or content of this Contract is revoked or deemed invalid in accordance with law, the validity of other clauses and contents shall not be affected and shall remain valid. The failure of one party to exercise the corresponding remedy rights when the other party breaches the contract shall not be deemed a waiver of such rights or an approval of the breach.

10.7 This Contract shall take effect upon being signed by the legal representative/principal/authorized representative of both parties and sealed with the company seal (or the contract seal recognized by a document sealed with the company seal). This Contract is made in three original copies (additional original copies shall be made if notarization or guarantee registration formalities are required). Bank of Beijing shall hold two copies and the Borrower shall hold one copy, each original copy having the same legal effect. If there is a guarantor, the Borrower shall be responsible for providing the guarantor with a copy of this Contract, but the Borrower’s failure to do so shall not have an adverse impact on Bank of Beijing’s claims and security interests.

The Borrower hereby confirms that it has fully reviewed this Contract, Bank of Beijing has drawn its attention to the clauses restricting its liability or rights and provided a full explanation and illustration of this Contract. After negotiation and discussion with Bank of Beijing, the Borrower fully understands and agrees to all contents of this Contract, including the Contract Terms Schedule, General Terms and Conditions and attachments hereto, has a clear, accurate and comprehensive understanding of the rights and obligations of both parties, and has no doubts or objections.

(No text below)

Signature and Seal of the Borrower:

Legal Representative/Principal

or Authorized Representative (Signature):

Date:

Signature and Seal of Bank of Beijing:

Legal Representative/Principal

or Authorized Representative (Signature):

Date:

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